Exhibit 99.2

GOLDSHORE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024 AND THE NINE MONTH
PERIOD ENDED DECEMBER 31, 2023

In Canadian Dollars

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated April 28, 2025 and presents the financial condition and results of operations of Goldshore Resources Inc. (“Goldshore” or the “Company”) for the year ended December 31, 2024. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of, the Company’s Financial Statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations. All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated. Effective December 31, 2023, the Company changed its fiscal year end from March 31 to December 31 in order to better align the Company’s financial disclosure with other reporting issuers and with its internal operational processes. The Company’s transition period was the nine-month period ended December 31, 2023. The comparative period in this MD&A is the nine-month period ended December 31, 2023.

DESCRIPTION AND OVERVIEW OF BUSINESS

Goldshore is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Goldshore currently holds title to the Moss Gold Project and Hillcrest Project, with an option to earn into the Vanguard Project, all located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

EXPLORATION AND EVALUATION ASSETS

	Moss Gold Project	Other Projects	Total
Acquisition costs
Balance, March 31, 2023	$52,055,250	$91,000	$52,146,250
Additions	-	83,000	83,000
Balance, December 31, 2023	$52,055,250	$174,000	$52,229,250
Additions	-	140,000	140,000
Balance, December 31, 2024	$52,055,250	$314,000	$52,369,250
Exploration and evaluation costs
Balance, March 31, 2023	$33,047,869	$229,053	$33,276,922
Camp costs	202,417	-	202,417
Consulting and salaries	2,119,827	-	2,119,827
Technical studies	791,853	-	791,853
Database management	6,393	-	6,393
Drilling	75,697	-	75,697
Geochemistry and geophysics	34,793	-	34,793
Other costs	303,133	6,559	309,692
Balance, December 31, 2023	$36,581,982	$235,612	$36,817,594
Assays	215,034	-	215,034
Camp costs	299,374	-	299,374
Consulting and salaries (1)	2,911,396	60,384	2,971,780
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics (1)	322,116	32,317	354,433
Other costs (1)	531,194	13,535	544,729
Balance, December 31, 2024	$42,344,754	$341,848	$42,686,602
Total, December 31, 2023	$88,637,232	$409,612	$89,046,844
Total, December 31, 2024	$94,400,004	$655,848	$95,055,852

(1)	During the year ended December 31, 2024, the Company allocated certain payroll, geophysics and other overhead costs between the Moss Gold Project and the Vanguard Project pursuant to the terms of the option agreement with Thunder Gold Corp.

Moss Gold Project

On January 25, 2021, the Company entered into a purchase agreement with Moss Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold project located in Ontario, Canada (the “Moss Gold Transaction” or “Moss Gold Project”). At closing, the Company recorded an obligation to issue shares totaling $20,000,000 related to future milestone payments. No milestone payments were made during the year ended December 31, 2024 (December 31, 2023 – 8,333,333 common shares with a value of $5,000,000; March 31, 2023 – 12,500,000 common shares with a value of $7,500,000). At December 31, 2024, the Company had a remaining future milestone payment to Wesdome of 12,500,000 shares with a value of $7,500,000, which it expects to settle on June 4, 2025. A summary of the Company’s commitments in exchange for 100% of the project are outlined in the Commitments section of this MD&A.

During the nine month period ended December 31, 2023, the Company focused on analytical and metallurgical work. The Company engaged Ausenco Engineering Canada Inc. (“Ausenco”) as its lead engineering firm to conduct the preliminary economic assessment (“PEA”) with Ausenco completing a scoping level study for the Moss Gold Project. This identified that the project was being overly influenced by large tonnages of low-grade material that was not well represented by the 2023 Mineral Resource Estimate (“MRE”). Geological modelling work and evaluation of the historical drill data by APEX Geosciences allowed the generation of an updated MRE that is more representative of gold grades. This model assumed that wall rock grades were zero, as this was the most conservative assumption given that much of the historical drill data was impacted by assay laboratory detection limits of 0.01 oz/t Au (~0.34 g/t Au). The Company announced an updated MRE on February 6, 2024, with the corresponding 43-101 Technical Report filed on March 21, 2024.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

As part of the Company’s restructuring in 2024, Goldshore developed a twelve-month strategic plan for the Moss Gold Project, which was released in June 2024, with a focus on growth potential, advancement of economic studies, development of a permitting plan and continued engagement with our host indigenous communities.

Key activities undertaken in 2024 included the following:

•	Completed a 2,780 meter summer drill program in July 2024 that returned up to 13.30m at 1.27g/t gold (MBD-24-123) in the Boundary Zone. Drilling at the Southwest Zone extension occurred on the western side of a concealed fault zone that suggests mineralization may be offset further to the southwest;

•	Commenced a PEA with G Mining Services (“G Mining”) in July 2024 that is targeting completion in the first half of 2025, with the focus of identifying a mining and milling strategy and assessment of the optimum process method. The aim will be to prioritize IRR by mining the highest grades at the start of the mine life;

•	Commenced district scale exploration work including first systematic geochemistry and geophysics across 23 kms of mineralized trends; and

•	Prioritized a permitting plan as the Company focuses on advancing the Moss Gold Project toward production.

The developments above laid the groundwork for a more intensive exploration program in 2025. During the first quarter of 2025, in addition to progressing the PEA with G Mining, the Company focused on completing two technical programs outlined in a press release dated October 10, 2024.

The 15,000 meter diamond drilling program, which focused on testing mineralized shears in the upper part of the deposit that are otherwise difficult to drill without winter conditions commenced in December 2024 and was completed by the end of March 2025. This included:

•	Six of eight planned shallow holes were completed on ice covering Snodgrass Lake before late season temperatures brought a premature end to the program. These holes successfully intersected near surface marginal shears in the gap between the Southwest and Main Zones before terminating the holes at 250-260 meter depth as they entered the core corridor of shears in the Main Zone.

•	Fourteen holes at the Southwest Zone successfully intersected shears near surface that will allow the extension of the resource model toward surface. Four holes were also drilled beneath the proposed Southwest Pit to test the potential to deepen the Pit to a similar level as the other proposed pits (i.e., 400-450 meters depth).

•	(MMD-24-133), drilled to infill a gap in the resource model at the eastern end of the Southwest Zone under Snodgrass Lake, has expanded the width and increased the grade in a number of mineralized shears in the Southwest Zone with a combined intercept of 79.0m of 1.28 g/t Au from 27.0m, including several discrete higher-grade shear zones of 2.0m of 8.61 g/t Au from 27.0m and 32.3m of 1.73 g/t Au from 42.7m, including 16.25m of 2.95 g/t Au from 47.3m and 22.0m of 1.19 g/t Au from 84.0m, including 10.0m of 2.13 g/t from 87.0m

•	(MMD-24-139) extended gold mineralization with increased grades 150 meters below the conceptual open pit resource at the southwest end of the Moss deposit with intercepts of 20.55m of 2.58 g/t Au from 458.15m, including 14.7m of 3.52 g/t Au from 464.0m

•	(MMD-24-139) also confirmed mineralized shears on the southeast flank of the Southwest Zone extending known mineralization toward surface and encountering new mineralized shear zones with intercepts of 7.8m of 1.03 g/t Au from 221.1m, 2.4m of 1.44 g/t Au from 251.6m, 5.5m of 1.89 g/t Au from 302.5m, including 0.6m of 15.8 g/t Au from 307.4m, 7.65m of 1.41 g/t Au from 318.35m, and 3.0m of 1.47 g/t Au from 338.0m

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	(MMD-24-135) extended mineralized shears toward surface with intercepts of 20.0m of 0.89 g/t Au from 81.0m, including 3.85m of 2.86 g/t Au from 87.0m, and 26.0m of 0.61 g/t Au from 107.0m, including 5.7m of 1.17 g/t Au from 107.0m

•	(MMD-24-138) extended mineralized shears toward surface with intercept of 20.8m of 0.76 g/t Au from 108.8m, including 2.05m of 3.33 g/t Au from 123.3m

•	(MMD-24-139) extended mineralized shears toward surface with intercept of 11.1m of 0.58 g/t Au from 108.5m

•	(MMD-25-144) extended mineralized shears toward surface with intercept of 10.0m of 0.79 g/t Au from 50.0m, and 12.0m of 0.98 g/t Au from 76.0m, including 3.6m of 2.77 g/t Au from 79.0m

•	Finally, 29 holes were drilled on the northern flank of the QES Zone to test potential shears within a volume currently modelled as waste. 10 holes tested the near surface zone with a view to extending shears to the surface in the upper 100 meters of the deposit, while 19 holes intersected narrow shears in the Superion Prospect that are the 300-400 meter up-dip extensions of structures intersected at depth by drilling in 2022 and 2021 and identified in the 2022 soil sampling program.

•	(MQD-25-148) at the Superion Target discovered a new gold-mineralized shear approximately 60m from surface and 225m north of the QES Zone with an intercept of 17.6m of 3.03 g/t Au from 76.4m, including 6.8m of 7.06 g/t Au from 79.1m

The Company also conducted a district exploration program over the 2024/2025 winter season designed to identify geophysical and geochemical targets beneath glacial till and muskeg swamp cover in known gold bearing structural corridors. This included the completion of 106 shallow drill holes out of a planned 200 holes that sampled the top of bedrock. The program was challenged and terminated early by warmer temperatures that did not completely freeze areas of muskeg, making them unsafe to drill. Approximately half of the remaining planned holes are accessible in non-winter conditions and may be completed at a later date in 2025.

Abitibi Geophysics completed pole-dipole IP geophysics over the Moss Gold Deposit in January. This work was conducted to understand the character of the Moss Gold deposit so that other anomalies can be brought into the correct context of our target style. The team then commenced a broad gradient array IP survey over the larger Moss Block, which was completed by the end of April 2025.

G Mining completed an initial scoping study of the project aimed at identifying the most economic mining and milling scale for the Moss Gold Project. Cost estimates were based on real construction and operating costs from the recently built Greenstone Gold Mine owned by Equinox Gold. This work also included an evaluation of all available metallurgical test work to identify the optimum extraction process for gold mineralization. G Mining concluded that the optimum project involves the milling of 11 million tonnes ore per year, with gold grades improved via a stockpiling strategy, and processed through a flotation and cyanide leach circuit.

As of the date of this MD&A, G Mining has completed a detailed three-phase mining schedule and identified the optimum locations for waste dumps and a tailings management facility. The Company shared a number of infrastructure site options with the host indigenous communities as part of an ongoing process of keeping the communities informed. This will help focus environmental baseline studies, including Stage 2 Archaeology studies, over the summer.

G Mining also noted excessive dilution in converting APEX Geoscience’s resource model to the mining model used for the production schedule. This is, in part, a function of zero grade assigned to the inter-shear wallrock model because of historical detection limit concerns and the resulting fixed lower cut-off grade of 0.35 g/t Au. They have recommended a re-estimate of the resource model that includes a consideration of wall rock grades to address excessive dilution concerns. Given the successful results of the 15,000-meter diamond drilling program, the Company believes there is an opportunity to improve the MRE by potentially expanding the resource at the Southwest Zone. As part of this initiative, the Company proposes to:

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	Complete an additional 5,000 meters of diamond drilling to test for mineralized shears beneath the current Southwest Zone MRE and between the Southwest and Main Zones;

•	Resample approximately 22,000 meters of historical drill core, of which 4,200 meters has been collected, that currently has a high detection limit equivalent to 0.34 g/t Au, which will allow the estimation of a Code-compliant wallrock resource model; and

•	Work with G Mining to improve the modelling of shear zones and controlling lithology models.

CSL continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which 3 were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). In May 2024, the Company and Thunder Gold agreed to amend the expenditure commitments. A summary of the Company’s commitments in exchange for rights to earn into certain mining claims of the Vanguard Project are outlined in the Commitments section of this MD&A.

The work performed at the Vanguard Project during the year ended March 31, 2023, consisted of airborne geophysics, mapping, and data compilation, with limited work performed during the nine-month period ended December 31, 2023. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies.

The Company’s focus remains on the Moss Gold Project and no further work was completed at the Vanguard Project during 2024 or to date in 2025. The Company is working to amend the timing of its upcoming 2025 expenditure commitment. Refer to the Commitments section of this MD&A for additional details.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

The Company’s current focus remains on the Moss Gold Project, and no further work was completed at the Hillcrest Project during 2024 or to date in 2025. The Company has initiated a desktop study of remote datasets designed to ensure the claims held at the Hillcrest Project cover the priority targets.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL FINANCIAL INFORMATION

The selected financial information below is derived from the Company’s Financial Statements for the year ended December 31, 2024, the nine-month period ended December 31, 2023, and the year ended March 31, 2023.

	Year Ended December 31, 2024	Nine Months Ended December 31, 2023	Year Ended March 31, 2023
Total revenue	$-	$-	$-
Operating expenses	4,634,146	2,918,561	5,013,764
Other (income) expenses	(844,816)	(153,024)	(2,669,712)
Loss before income taxes	3,789,330	2,765,537	2,344,052
Total comprehensive loss	5,980,330	3,042,537	7,021,052
Basic and diluted loss per share	0.02	0.02	0.05

	As at
	December 31, 2024	December 31, 2023	March 31, 2023
Cash and cash equivalents	$15,379,270	$5,269,421	$$1,237,564
Exploration and evaluation assets	95,055,852	89,046,844	85,423,172
Total assets	111,691,766	94,820,453	87,599,116
Current liabilities	4,915,552	744,577	2,034,160
Shareholders’ equity	92,672,751	82,102,188	73,823,779

RESULTS OF OPERATIONS

Year ended December 31, 2024

The Company recognized a loss before income taxes of $3,789,330 for the year ended December 31, 2024, compared to a loss before income taxes of $2,765,537 for the nine months ended December 31, 2023. The higher loss was due in large part to the Company’s change in year end, with 2024 results including twelve months of operations compared to nine months of operations in the 2023 comparative period.

The increase in loss was also impacted by the following variances:

•	Stock-based compensation increased by $1,071,662 to $2,000,288 for the year ended December 31, 2024, compared to $928,626 in the nine months ended December 31, 2023. The increase was primarily due to higher RSU expense as a result of additional units vesting during the year-ended 2024, as well as the impact of the Company’s higher share price on the valuation of 2024 RSU grants. During the year ended December 31, 2024, there were 9,200,000 stock options granted (nine months ended December 31, 2023 – 7,669,333) and 6,237,500 RSUs granted (nine months ended December 31, 2023 – 6,769,300).

•	Shareholder information and investor relations expense increased by $227,702 to $944,921 for the year ended December 31, 2024, compared to $717,219 in the nine months ended December 31, 2023. This increase was primarily the result of a 2024 marketing and investor outreach campaign focused on increasing investor awareness.

•	General and administrative costs increased by $206,475 to $485,074 for the year ended December 31, 2024, compared to $278,599 in the nine months ended December 31, 2023. The increase was primarily the result of an overall increased level of activity within the business.

These increases in expenses were partially offset by the following:

•	Loss on debt settlement decreased $380,144, with a loss recorded during the nine months ended December 31, 2024 and no corresponding loss in the current period.

•	Recovery of flow-through premium increased $160,337 to $585,488 for the year ended December 31, 2024, compared to $425,151 in the nine months ended December 31, 2023, due to higher eligible expenditures relating to exploration and evaluation activities in 2024.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company incurred a deferred income tax expense of $2,191,000 in the current year, compared to $277,000 in the nine month comparative period. The increase in deferred income tax expense was primarily due to greater flow-through eligible expenditures resulting in an accounting addition not recognized for tax purposes, as well as a true-up in respect of prior year estimates of Canadian Development Expenditures (“CDE”).

Three months ended December 31, 2024

The Company recognized a loss before income taxes of $1,091,867 for the three months ended December 31, 2024, compared to a loss before income taxes of $604,254 for the three months ended December 31, 2023.

The increase in loss was primarily due to the following variances:

•	Stock-based compensation increased by $464,313 to $691,838 for the three months ended December 31, 2024, compared to $227,525 in the same period last year, primarily due to increased restricted share units (“RSUs”) vesting during the fourth quarter of 2024.

•	Shareholder information and investor relations increased by $143,244 to $219,296 for the three months ended December 31, 2024, compared to $76,052 in the same period last year, primarily as a result of a 2024 marketing and investor outreach campaign focused on increasing investor awareness.

•	Consulting fees increased by $105,254 to $367,248 for the three months ended December 31, 2024, compared to $261,994 in the same period last year, as a result of increased management and other consulting fees primarily due to overall increased activity levels within the business.

These increases in expenses were partially offset by a $292,565 increase in the recovery of flow-through premium to $365,985 during the fourth quarter of 2024, compared to $73,420 in the same period last year, as a result of higher flow-through eligible expenditures relating to exploration and evaluation activities in the current period.

The following is a summary of the Company's results for the eight most recently completed quarters:

	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Financial Results Loss and comprehensive loss	$(2,876,867)	$(1,516,026)	$(809,958)	$(777,479)
Loss per share	(0.01)	(0.01)	(0.00)	(0.00)
Balance Sheet Data Cash and cash equivalents	$15,379,270	$6,226,202	$4,012,640	$4,553,606
Total assets	111,691,766	98,703,195	94,888,024	94,639,555
Shareholders’ equity	92,672,751	85,653,152	81,867,825	81,794,039

	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023
Financial Results
Loss and comprehensive loss	$(224,254)	$(1,035,069)	$(1,783,214)	$(1,355,324)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)
Balance Sheet Data Cash and cash equivalents	$5,269,421	$2,817,775	$4,589,515	$1,237,564
Total assets	94,820,453	91,730,659	92,684,645	87,599,116
Shareholders’ equity	82,102,188	78,417,952	79,096,213	73,823,779

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Stock-based compensation expense increased during the year ended December 31, 2024, when compared to the same periods in 2023, primarily as a result of additional RSUs vesting over the period with higher valuations due to the Company’s increased share price.

•	Shareholder information and investor relations expenditures increased during the year ended December 31, 2024, primarily due to a marketing and investor outreach campaign focused on increasing investor awareness during the second half of 2024.

•	Expenses were reduced across all cost categories during the three months ended December 31, 2023, driven by the Company’s efforts to reduce overhead costs, which persisted into early 2024. The loss during December 31, 2024 was further impacted by a deferred income tax recovery of $380,000 in the quarter related to the issuance of shares to Wesdome pursuant to the Moss Gold Transaction.

•	The increase in loss reported for the three months ended June 30, 2023, was impacted by a one-time loss on debt settlement of $380,144.

LIQUIDITY AND CAPITAL RESOURCES

Goldshore currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2024, the Company’s current assets exceeded its current liabilities by $11,081,605 (December 31, 2023 – $4,764,243). Current liabilities include a flow-through share premium liability of $3,561,195 (December 31, 2023 – $257,047) which is not repayable in cash. The Company had an accumulated deficit of $27,931,500 at December 31, 2024 (December 31, 2023 – $23,098,261).

Operating Activities

Net cash used by the Company in operating activities for the year ended December 31, 2024, was $2,520,993 compared to $1,709,234 in the nine months ended December 31, 2023. The Company had a loss of $5,980,330 (2023 - $3,042,537). Non-cash items totaling $3,688,352 (2023 - $1,237,801) were added back to the loss, primarily related to deferred income tax expense, stock-based compensation and recovery of flow-through share premium. The Company had changes in non-cash working capital items that further increased the cash used in operating activities by $229,015 (2023 – decrease of $95,502). The increase in cash used in operating activities was most significantly impacted by the increase in loss for the year ended December 31, 2024. The increase in loss was due in large part to the Company’s change in year end, with 2024 results including twelve months of operations compared to nine months of operations in the 2023 comparative period, as well as the Company’s increased activity level during 2024.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024, was $5,626,097 compared to $4,173,629 in the nine months ended December 31, 2023. In the current year and comparative period, the expenditures were primarily incurred on the Moss Gold Project. The increase in expenditures compared to the prior period was primarily attributable to the drilling program carried out during the current year.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Activities

Net cash generated in financing activities in the current period was $18,256,940 compared to $9,914,711 in the nine months ended December 31, 2023. The Company received net cash proceeds on the issuance of flow-through shares of $12,647,045 (2023 - $9,982,280) and received proceeds from warrant and compensation option exercises of $5,680,612 and $167,686, respectively (2023 - $Nil and $Nil, respectively).

FINANCINGS

On October 29, 2024, the Company brokered a private placement for aggregate gross proceeds of $13,972,358 (collectively, the “Flow-Through Shares”). In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares at a price of $0.475 per share; and

•	12,159,400 charity flow-through common shares at a price of $0.53 per share.

Based on the difference in price between the Flow-Through Shares and the Company’s common shares on the date of closing, management accounted for the premium paid on the Flow-Through Units on a residual basis as a flow-through premium liability of $3,889,636. In connection with the private placement, brokers received a cash commission of $813,220, and the Company granted the brokers 1,627,565 non-transferable compensation warrants with a fair value of $248,588. Each compensation warrant will entitle the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The Company also incurred other share issuance costs of $512,093 as part of the private placement.

On November 17, 2023, the Company completed a private placement for aggregate gross proceeds of $3,750,000. In connection with the private placement, the Company issued 37,500,000 units at a price of $0.10 per unit, each unit is comprised of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.13, for a period of 36 months following the closing of the private placement. In connection with the private placement, the Company paid a finder’s fee of 1,008,000 units to Eventus Capital Corp. There were no cash finder’s fees paid in connection with the private placement. Other cash share issuance costs of $69,020 were incurred.

On April 13, 2023, the Company completed a private placement for aggregate gross proceeds of $6,900,000. In connection with the private placement, the Company issued 16,419,220 units (“April 2023 Units”) at a price of $0.17 per unit, and 21,070,423 flow-through units (“April 2023 FT units”) at a price of $0.195 per flow-through unit (the “April 2023 Financing”). Each April 2023 Unit is comprised of one common share of the Company and one-half common share purchase warrant. Each April 2023 FT unit is comprised of one flow-through common share and one-half common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at an exercise price of $0.25, for a period of 24 months following the closing of the private placement.

Based on the difference in price between the Flow-Through Unit and Non-Flow-Through Unit, management accounted for the premium paid on the Flow-Through Units on a residual basis as a flow-through premium liability of $526,761. In connection with the April 2023 Offering, the Company paid the agents a cash commission equal to 6% of the gross proceeds of the April 2023 Offering in the amount of $373,552, paid agents’ expenses of $96,530, and incurred other cash share issuance costs of $128,618. In addition, the Company issued to the agents 2,011,912 compensation options and 64,705 advisory options of the Company, exercisable for a period of 24 months at an exercise price of $0.17.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the use of proceeds from previous financings at December 31, 2024:

Date of Financing	Gross Proceeds $	Expected Use of Proceeds	Actual Use of Proceeds	Spent to Dec 31, 2024 $	Balance Remaining $
April 2023	6,900,000	$4,109,000 on Moss Gold Project exploration flow-through eligible spending and $2,192,000 on other operating expenses	As disclosed	6,900,000 (1)	-
October 2024	13,972,358	Moss Gold Project exploration flow-through eligible spending	As disclosed	1,179,827	12,792,531

(1)	Spending to date includes $4,109,000 of flow-through eligible spending from the April 2023 FT Units and $2,192,000 of other operating expenses plus commissions, agents’ expenses and other share issuance costs, as disclosed above, from the April 2023 Units.

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

	As at
	The Date of this MD&A	December 31, 2024	December 31, 2023
Common shares (1)	352,800,292	335,615,647	259,667,918
RSUs (2)	6,487,500	6,237,500	6,769,300
Stock options (3)	24,431,833	24,081,833	15,040,166
Warrants (3)	1,517,286	18,039,657	80,642,273
Compensation options (3)	1,627,565	2,717,789	3,080,432

(1)	At December 31, 2024, there were no shares held in escrow (December 31, 2023 - 20,843,434 shares held in escrow).

(2)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(3)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

A summary of activity for the year ended December 31, 2024 is below:

•	On April 24, 2024, 1,290,472 common shares were issued alongside an aggregate cash payment of $55,607 in connection with the vesting of 1,673,968 RSUs.

•	On May 28, 2024, the Company granted 2,250,000 stock options to certain directors, officers, and consultants of the Company at a price of $0.225 per share and an expiry of May 28, 2029.

•	On May 28, 2024, the Company granted 600,000 RSUs to an officer of the Company. The RSUs vest on May 28, 2025.

•	On July 26, 2024, the Company issued 400,000 common shares with a fair value of $110,000 and paid $30,000 cash to Thunder Gold pursuant its option agreement for the Vanguard Project.

•	On July 29, 2024, the Company granted 3,000,000 RSUs to certain directors and consultants of the Company. The RSUs vest on July 29, 2025.

•	On October 29, 2024, the Company closed a private placement for aggregate gross proceeds of $13,972,358. In connection with the financing, the Company issued 15,848,159 flow-through common shares at a price of $0.475 per share and 12,159,400 charity flow-through common shares at a price of $0.53 per share and granted compensation 1,627,565 compensation options at an exercise price of $0.475 with an expiry of October 29, 2026.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	On November 17, 2024, 2,887,500 RSU’s vested and were settled by way of the issuance of an equal number of common shares.

•	On November 28, 2024, the Company granted 6,950,000 stock options and 2,637,500 RSUs to certain directors, officers, employees and consultants of the Company. The stock options have an exercise price of $0.38 per share and an expiry of November 28, 2029. The RSUs vest on November 28, 2025.

•	On December 22, 2024, 1,653,355 common shares were issued alongside an aggregate cash payment of $117,149 in connection with the vesting of 2,095,332 RSU’s.

•	During the year ended December 31, 2024, 37,500,000 warrants were exercised into common shares at an exercise price of $0.13 and 3,222,450 warrants were exercised into common shares at an exercise price of $0.25, for aggregate gross proceeds of $5,680,612.

•	During the year ended December 31, 2024, 986,393 compensation options were exercised at an exercise price of $0.17 for gross proceeds of $167,686.

A summary of activity subsequent to December 31, 2024 to the date of this MD&A is below:

•	The Company granted 500,000 stock options at a price of $0.38 per share and an expiry of February 10, 2030, and 250,000 RSU’s to an officer of the Company, which vest after one year.

•	The Company received aggregate proceeds of $4,208,943 related to the exercise of 15,994,421 warrants at an exercise price of $0.25, 1,090,224 compensation options at an exercise price of $0.17 and 100,000 stock options at an exercise price of $0.25.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of its key management personnel and close family members of its key management personnel. During the year ended December 31, 2024 and 2023, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

	Year Ended December 31, 2024	Nine Months Ended December 31, 2023
Salaries, management fees and other employee benefits (1,2,3,4,5)	$790,516	$584,000
General and administrative (6)	180,000	85,500
Stock-based compensation (7)	1,344,562	984,918
Total	$2,315,078	$1,654,418

(1)	Includes $479,000 recorded in consulting fees and $311,516 capitalized to exploration and evaluation assets (December 31, 2023 - $374,000 and $210,000, respectively).

(2)	During the year ended December 31, 2024, the Company paid $265,000 (2023 - $Nil) for CEO consulting services by Michael Henrichsen.

(3)	During the year ended December 31, 2024, the Company incurred $50,000 (2023 - $190,000) for CEO consulting services by Richards Enterprises Inc. Richards Enterprises Inc. is owned and operated by the Company’s former CEO, Brett Richards.

(4)	During the year ended December 31, 2024, the Company paid $164,000 (2023 - $108,000) for CFO consulting services by Marlis Yassin, which were recorded as consulting fees.

(5)	During the year ended December 31, 2024, the Company paid $311,516 (2023 - $210,000) for VP Exploration services by Peter Flindell, which were capitalized to exploration and evaluation assets.

(6)	During the year ended December 31, 2024, the Company was party to an administration services agreement, whereby it has contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc., a company controlled by a close family member of Marlis Yassin.

(7)	Related to the vesting of stock options and RSUs granted to related parties. Includes the reversal of $10,688 of stock-based compensation expense for the year ended December 31, 2024 on cancelled RSU’s (2023 - $229,155)

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

On June 14, 2022, the Company advanced $60,000 to Peter Flindell, VP Exploration, which was included in other receivables. The advance earned simple interest at the Canada Revenue Agency prescribed annual interest rate of 1% and was repayable on June 14, 2025. During the year ended December 31, 2024, the loan was repaid in full (December 31, 2023 - $60,929 owing).

At December 31, 2024, the Company owed a total of $36,240 to key management personnel in respect of services provided to the Company (December 31, 2023 - $25,314) and $4,804 in respect of expenses incurred on behalf of the Company (December 31, 2023 - $1,227).

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any material proposed transactions.

RECENT ACCOUNTING STANDARDS

The Company has applied the amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current, which are effective for annual periods beginning on or after January 1, 2024. Implementation of these amendments did not significantly impact the Financial Statements.

COMMITMENTS

At December 31, 2024, the Company had commitments related to its Moss Gold Project and Vanguard Project. These commitments are summarized below:

Moss Gold Project

•	Underlying advanced royalty commitment of $6,250, due quarterly, until the project enters production, presented as “Other costs” in the Exploration and Evaluation Assets table above.

•	Final 12,500,000 common share issuance milestone payment with a value of $7,500,000 due upon the earlier of (i) the Company completing a feasibility study, (ii) the date on which the Company makes a development decision on the Moss Gold Project, and (iii) June 4, 2025.

•	1.00% net smelter royalty (“NSR”) on all metal production from the Moss Gold Project. The Company shall have the right to repurchase the NSR for $7,500,000 ($5,500,000 cash payment and $2,000,000 common share issuance) between December 4, 2023 and June 4, 2025. The NSR buyback shall expire if not exercised by June 4, 2025.

Vanguard Project

•	$50,000 cash payment due on or before July 28, 2025.

•	500,000 common share issuance on or before July 28, 2025.

•	$1,350,000 of incurred expenditures on the Vanguard Project on or before July 28, 2025. The Company is working to renegotiate the timing of this expenditure commitment.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgments and estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically whether the Company expects to continue with further exploration expenditure on the project, and that the period for which the Company has the right to explore has not and will not expire.

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a deferred tax recovery for the amount of tax reduction renounced to the shareholders.

Income taxes

The Company recognizes deferred tax assets for deductible temporary differences, unused tax losses and other income tax deductions only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses and other income tax deductions can be utilized. In assessing the probability of realizing the income tax benefits of deductible temporary differences, unused tax losses and other income tax deductions, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

As at December 31, 2024, the Company has not recognized any deferred tax assets for deductible temporary differences. Changes in any of the above-mentioned estimates can materially affect the amount of income tax assets recognized. In addition, where applicable tax laws and regulations are either unclear or subject to varying interpretations, changes in these estimates can occur that materially affect the amounts of income tax assets recognized. The Company reassesses unrecognized income tax assets at the end of each reporting period.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company's risk exposures arising from financial instruments and the impact on the Company's Financial Statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2024, the Company was exposed to credit risk on its cash and cash equivalents and amounts receivable. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada. At December 31, 2024, the Company considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and cash equivalents and managing its capital and expenditures.

At December 31, 2024, the Company had cash and cash equivalents of $15,379,270 and accounts payable and accrued liabilities of $1,283,066 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At December 31, 2024, the Company assessed its liquidity risk as moderate.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. At December 31, 2024, the Company’s financial assets and financial liabilities are not exposed to interest rate risk due to their short-term nature and maturity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies. At December 31, 2024, the Company was not exposed to foreign currency risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company’s future mining operations will be significantly impacted by changes in commodity prices for gold. At December 31, 2024, the Company was not exposed to other price risk.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A and the Company’s annual information form (“AIF”) dated April 28, 2025 available on SEDAR+ (www.sedarplus.ca), before making an investment decision.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk and few properties which are explored are commercially mineable and ultimately developed into producing mines. If mineral resources and reserves exist, substantial expenditures will be required to confirm they are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision to bring the property into production will depend upon the results of exploration programs and feasibility studies and the recommendations of duly qualified engineers and geologists and will involve consideration and evaluation of several significant factors. These factors include the costs of bringing a property into production, the availability and costs of financing, the ongoing costs of production, the price of gold, any environmental regulations and restraints and governmental regulation.

Exploration, Development and Operations Risks

The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs on the Moss Gold Project, which may be affected by a number of factors, including the Company’s ability to extend the permitted term of exploration granted by the underlying claims and leases. Substantial expenditures are required to establish resources or reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that any such deposit will be commercially viable or that the funds required for development can be obtained on a timely basis.

Liquidity and Additional Financing

Until such time that the Company is profitable, our ability to continue operations and retain ownership in the Moss Gold Project is dependent on management’s ability to secure additional financing. The advancement, exploration and development of the Moss Gold Project will also require substantial additional financing. As a result, the Company may be required to seek additional sources of equity financing in the near future. The Company’s ability to raise additional equity financing may be affected by numerous factors beyond our control including adverse market conditions, commodity price changes and economic downturns. There can be no assurance that the Company will be successful in obtaining additional financing, or that such financing will be sufficient to meet our objectives or obtained on favourable terms. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and development or a loss of property interests.

Volatility of Commodity Prices

The mining industry is intensely competitive and there is no assurance that, even if commercial quantities of a mineral resource are discovered, a profitable market will exist or develop for the sale of same. There can be no assurance that mineral prices will be such that the Company’s properties can be mined at a profit. Factors beyond the control of the Company may affect the marketability of any minerals discovered at the Moss Gold Project. Mineral prices are subject to volatile price changes due to a variety of factors including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Environmental Risks and Hazards

All phases of the Company’s operations present environmental risks and hazards and are subject to environmental regulation. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining operations. A breach of such legislation may result in fines and penalties. In addition, certain types of operations require the submission and approval of environmental assessments. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for Companies and their officers, directors and employees.

Competition for Exploration, Development and Operation Rights

The mining industry is intensely competitive and many of the Company’s competitors for the acquisition, exploration, production and development of exploration and evaluation assets, and for capital to finance these activities, have greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop and operate such properties, the labour to operate the properties and the capital for the purpose of funding and developing such properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, or at all, and increase potential scheduling difficulties and costs due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, and/or result in project delays.

Mineral Resource Estimates

Mineral resource figures are only estimates. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Estimated mineral resources may have to be re-estimated based on changes in the price of gold, further exploration or advancement activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. Mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Governmental Regulation

The mineral exploration and development activities of the Company are subject to various laws governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters in local areas of operation. New rules and regulations may be enacted or existing rules and regulations may be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing the Company’s operations, or more stringent implementation thereof, could have an adverse impact on the Company’s business.

Permitting Risks

Government environmental approvals and permits are required in connection with the Company’s operations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Title Matters

Titles to mineral properties may be disputed and there is no guarantee that title to one or more of the Company’s claims, concessions or leases will not be challenged which could result in the loss or reduction of the Company’s interest. The Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and undetected defects. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or to carry out and file assessment work, can lead to the unilateral termination of concessions by mining authorities or other governmental entities.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally. Although the Company maintains insurance, our insurance may not cover all potential risks associated with mining operations, or we may be unable to maintain insurance to cover these risks at economically feasible premiums.

Attracting and Retaining Talented Personnel

The Company’s success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of management and other key personnel in conducting the business of the Company. The Company has a small management team and the loss of any of these individuals or the inability to attract suitably qualified staff could materially adversely impact the business.

Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company may also serve as directors and/or officers of other companies involved in mineral resource exploration and development and there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its stakeholders.

Volatility of Market for Common Shares

The market price of the Company’s common shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors, including dilution caused by the issuance of additional common shares and other forms of equity securities, announcements of new acquisitions, mineral discoveries or other business initiatives by competitors, fluctuations in revenue from operations as new mineral discoveries come to market, changes in the market for gold or in the capital markets generally, changes in the demand for minerals and changes in the social, political or legal climate in the regions in which the Company operates. In addition, the market price of our common shares could be subject to wide fluctuations in response to quarterly variations in operating expenses; changes in the valuation of similarly situated Companies; changes in analysts’ estimates affecting the Company, competitors or the industry; changes in the accounting methods used in or otherwise affecting the industry; additions and departures of key personnel; fluctuations in interest rates, exchange rates and the availability of capital in the capital markets; and significant sales of common shares.

Flow-Through Commitments

There are no assurances that the Company will be able to meet its expenditure requirements to comply with flow-through commitments in accordance with its contractual obligations. There is no guarantee that the Company’s spending on exploration and development will be considered as eligible flow-through expenditures by the Canada Revenue Agency. Although the Company believes it has and will take reasonable measures to ensure that expenditures claimed as flow-through eligible are correct, these expenditures may be audited and challenged by the tax authorities. Consequences of not meeting the flow-through commitments include, but are not limited to, the return of proceeds to investors, indemnification of investors and tax penalties.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Dilution Risk

In order to finance future operations and development efforts, the Company may raise funds through the issuance of equity or securities convertible into equity. The size of future issuances or the effect, if any, that they will have on the price of the common shares cannot be predicted at this time. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective shareholders of the Company.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business.

Community Relationships

The Company’s relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. The Moss Gold Project may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and Métis (“Indigenous Peoples”). The presence of community stakeholders may impact the Company’s ability to develop or operate the Moss Gold Project or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company’s current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities. Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. The risk of unforeseen title claims by Indigenous Peoples also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.

Threat or Imposition of Tariffs

Increased uncertainty in the global economy caused by the threat or imposition of tariffs by the President of the United States of America may adversely affect our business, financial condition and results of operations. The eventuality, timing and rates of potential U.S. tariffs, the countries on which they are levied and the responses from such countries are difficult to predict, however, a multi-country trade war against the U.S. may develop and the economic impact of tariffs or a broader trade war on the domestic and global economy could negatively impact capital markets, commodity prices and our ability to raise financing and undertake capital expenditures. A broader trade war also has the potential to adversely impact global supply chains, impacting our operating costs.

Reclamation Costs

The Company’s future operations may be subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site. These obligations may represent significant future costs for the Company.

Unknown Environmental Risks for Past Activities

Exploration and mining operations incur risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. The Moss Gold Project site hosted the now reclaimed North Coldstream Mine that operated for several decades until its closure in 1967. The Company may be liable for contamination or damages caused by past activities at the Moss Gold Project.

GOLDSHORE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Climate Conditions may Affect Operations

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs for the Company’s operations, and there is no assurance that compliance with such regulations will not have an adverse effect on the Company’s business, financial condition and results of operations

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, the Vanguard Project, and the Hillcrest Project, the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.